

July 30, 2013

Via E-mail
Mr. Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford – Suite 300
Houston, TX 77079

   Re: **CARBO Ceramics Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 25, 2013
     Definitive Proxy Statement on Schedule 14A
     Filed April 4, 2013
     File No. 1-15903

Dear Mr. Bautista:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Raw Materials, page 6

1. We note that you have entered into various long term fixed price supply agreements that contain minimum purchase requirements (for example, 50% of specified facilities' annual requirements). To the extent that any of these contracts are material, please file them as exhibits to your next Exchange Act report. See Item 601(b)(10(ii)(B) of Regulation S-K.

Raw Materials, page 6
Note 1. Significant Accounting Policies – Property, Plant and Equipment, page F-10

2.   We note your disclosure that some of your properties contain reserves of sand and kaolin. In future filing please disclose your proven and/or probable reserves of these materials located in Alabama, Georgia, Wisconsin, and/or elsewhere.

3.   In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property, use of contractors, and its present working condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A general description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Item 1A. Risk Factors, page 10

We operate in an increasingly competitive market, page 11

4.   We note the discussion in your Management's Discussion and Analysis and in your earnings call for the fourth quarter of 2012 and first quarter of 2013 regarding the effect of competitive conditions on operating results, including pricing pressure from the importation of Chinese manufactured proppant. In future filings, please revise this risk

factor to provide specific examples of how competitive conditions have impacted your business, including discussing any specific material impact on operating results.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 17

5.   We note that you have reported the amount paid pursuant to the annual incentive arrangement under the "Bonus" column as opposed to the "Non-Equity Inventive Plan Compensation" column. Given that the amount of the bonus paid depends on target percentages of EBIT and is subject to a maximum payout, please advise us why you believe that this amount is properly reported in the "Bonus" column. See Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 if you have questions regarding comments on mining/reserves and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Erin K. Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief